File No. 1-1401









                                   FORM U-3A-2





                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.





                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935









                               PECO Energy Company
                                (Name of Company)

                      For the Year Ended December 31, 1999

                               PECO Energy Company


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted.

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF.

PECO Energy Company (PECO Energy or Claimant) is primarily a vertically integrated utility that historically has provided regulated retail electric and natural gas service to customers in its franchised services territory in southeastern Pennsylvania. Pursuant to the Electricity Generation Customer Choice and Competition Act (Competition Act), the Commonwealth of Pennsylvania has required the unbundling of retail electric services in Pennsylvania into separate generation, transmission and distribution services with open retail competition for generation services. Since the commencement of deregulation in 1999, PECO Energy serves as the local distribution company providing electric distribution services in southeastern Pennsylvania and bundled electric service to customers who do not choose an alternate electric generation supplier. PECO Energy engages in the wholesale marketing of electricity on a national basis. Through its Exelon Energy division, the Claimant is a competitive generation supplier offering competitive energy supply to customers throughout Pennsylvania. The Claimant's infrastructure services subsidiary, Exelon Infrastructure Services, Inc. (EIS), provides utility infrastructure services to customers in several regions of the United States. The Claimant has also formed AmerGen Energy Company (AmerGen), a joint venture with British Energy plc (British Energy), to acquire and operate nuclear generating facilities. The Claimant also participates in joint ventures which provide telecommunications services in the Philadelphia metropolitan region. The Claimant is located at 2301 Market Street, Philadelphia, Pennsylvania.

PECO Energy's traditional retail service territory covers 2,107 square miles. Electric service is furnished to an area of 1,972 square miles with a population of about 3.6 million, including 1.5 million in the City of Philadelphia.

PECO Energy operates nuclear, coal, oil, natural gas, landfill gas, and hydro electric generating plants. PECO Energy is also a wholesale power marketer with transactions in 47 states and Canada.

Of the total electric and gas business done by Claimant and its subsidiaries in 1999, the predominant portion was done directly by Claimant as indicated in the following:

                                   Claimant after
                                   eliminating               Claimant and
                                   inter-Company             subsidiaries
                                   transactions              consolidated

Operating Revenue ($1,000)
   Electric & Gas                    5,328,195                  6,230,830
Electric Sales -
   Millions of KWH(Gross)               74,655                     76,052
Electric Customers -
   December 31                       1,261,405                  1,261,405
Gas Sales -
   MCF (Natural Gas)                52,529,695 (1)             52,529,695 (1)

Gas Customers -
   December 31                         424,937                    424,937

(1) Claimant also transported 31,653,606 MCF of gas for its gas customers.

Following is a list of the subsidiary companies of Claimant and their respective states of organization, together with a description of the location and nature of their business:

PECO Energy Power Company - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This wholly owned subsidiary of the Claimant is a registered holding company and together with its wholly-owned subsidiary, The Susquehanna Power Company, owns the Conowingo Hydroelectric Project (Conowingo Project), which was constructed under a federal license dated February 20, 1926, issued by the Federal Power Commission under the Federal Water Power Act of 1920. The original license expired in 1976 after its 50-year term was completed. The new license was issued August 14, 1980 and will expire September 1, 2014. PECO Energy Power Company owns that portion of the project located in Pennsylvania, and its portion of the transmission line is leased to and operated by Claimant.

                  Susquehanna Power Company - Incorporated in Maryland
                  2569 Shures Landing Road, Darlington, MD
                  This wholly owned subsidiary of PECO Energy Power Company owns that portion of the Conowingo Project located in Maryland.
                  This property is leased to and operated by The Susquehanna Electric Company, a wholly owned subsidiary of Claimant.

The Proprietors of the Susquehanna Canal - Incorporated in Maryland
         Inactive.

Susquehanna Electric Company - Incorporated in Maryland
         2569 Shures Landing Road, Darlington, MD
         This wholly owned subsidiary of the Claimant operates the Conowingo Project. It sells most of the energy produced to Claimant.

Adwin Equipment Company (AECO) - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This wholly owned subsidiary of Claimant is primarily engaged in electrical distribution equipment rental, and owns a 50% managing partnership interest in a co-generation plant.

Adwin (Schuylkill) Cogeneration, Inc. - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
      This company is a wholly  owned  subsidiary  of AECO.  Adwin  (Schuylkill)
         Cogeneration, Inc.'s partnership interest in the Grays Ferry Cogeneration Partnership was transferred to the partnership in 1999 and the entity is in the process of being dissolved.

AmerGen  Energy  Company,  LLC  -  Incorporated  in  Delaware  965  Chesterbrook
      Boulevard, 62-2, Wayne, PA 19087
      This entity is a joint venture with British Energy plc to acquire nuclear and complementary electric generating assets. The Claimant holds a 50% LLC membership interest in this joint venture.

Eastern Pennsylvania Development Company (EPDC) - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company is a wholly owned subsidiary of Claimant whose sole function is to act as a holding company for Adwin Realty Company and Energy Performance Services, Inc.

                  Adwin Realty Company - Incorporated in Pennsylvania
                  2301 Market Street, Philadelphia, PA
                  This wholly owned subsidiary of EPDC is engaged in real estate development.

                  Energy Performance Services, Inc. (EPS) t/a Energy Assets
                  - Incorporated In Pennsylvania
                  2003 Renaissance Blvd., King of Prussia, PA
                  EPS  is  10%  owned  by  EPDC  and  is  engaged  in  providing
                  engineering,   construction   and   management   services   to
                  industrial, commercial and institutional customers.

Energy Trading Company - Incorporated in Delaware
         1013 Centre Road, Wilmington, DE
         This  wholly  owned  subsidiary  of the  Claimant  currently  holds two
         investments  in  publicly  traded  companies   involved  in  electronic
         commerce initiatives.

Exelon Infrastructure Services, Inc. (EIS,Inc.) - Incorporated in Delaware
         2600 Monroe Boulevard, Norristown, PA
         EIS, Inc. is 95% owned by Claimant and is the holding company for a multi-company infrastructure services division specializing in the design, construction, operation and maintenance of utility distribution networks. Current subsidiaries:

                  Exelon Infrastructure Services of PA, Inc. (EISPA) Incorporated in Pennsylvania
                  2600 Monroe Boulevard, Norristown, PA
                  EISPA was formed as an entity into which the Claimant's unregulated infrastructure business has been contributed.

                  Chowns Communications, Inc. - Incorporated in Delaware 2301 Market Street, Philadelphia, PA 19103
                  Infrastructure Services.

                  Fischbach and Moore Electric, Inc. - Incorporated in Delaware 2301 Market Street, Philadelphia, PA 19103
                  Infrastructure Services.

                  MRM Technical Group, Inc. - Incorporated in Delaware 2301 Market Street, Philadelphia, PA 19103
                  Infrastructure Services.

                  NEWCOTRA, Inc. - Incorporated in Delaware
                  2301 Market Street, Philadelphia, PA  19103
                  Infrastructure Services.

                  Syracuse Merit Electric, Inc. - Incorporated in Delaware 2301 Market Street, Philadelphia, PA 19103
                  Infrastructure Services.

                  Trinity Industries, Inc. - Incorporated in New Jersey 2301 Market Street, Philadelphia, PA 19103
                  Infrastructure Services.

                  OSP Consultants, Inc. - Incorporated in Virginia 21400 Ridgetop Circle, Suite 101, Sterling, Virginia Infrastructure Services.

Exelon Corporation - Formed in Pennsylvania
         2600 Monroe Blvd., Norristown, PA
         This wholly owned subsidiary of the Claimant is engaged in telecommunication services and investments. Exelon is the sole shareholder of Exelon Capital Partners, Inc. Exelon Corp. is also a 50% owner of CIC Global, LLC which is in the business of enhanced meter reading technology.

                  Exelon Capital Partners, Inc. - Incorporated in Delaware
                  2751 Centerville Road, Suite 310, Wilmington, DE
                  A wholly owned subsidiary of Exelon Corporation. A holding company in the business of investing in telecommunication and other start up businesses.

Horizon Energy Company - Incorporated in Pennsylvania
         2600 Monroe Blvd., Norristown, PA
         This  wholly   owned   subsidiary   of  Claimant  was  formed  to  sell
         competitively priced electricity and natural gas in deregulating retail markets. It is currently inactive.


                  East Coast Natural Gas Cooperative LLP - Incorporated in Delaware 1013 Centre Road, Suite 310, Wilmington, DE A limited liability company in which Horizon Energy Company holds a 16.66% LLP interest, formed to facilitate the coordinated use of certain natural gas capacity, storage, transportation and supply assets.

NewHoldCoCorporation   (f/k/a  PECO   Energy   Corporation)-   Incorporated   in
         Pennsylvania 2301 Market Street, Philadelphia, PA This wholly owned subsidiary was created to hold stock and other securities of subsidiaries.

PECO Wireless, LLC - Formed in Delaware
         2301 Market Street, Philadelphia, PA
         This wholly owned LLC of the Claimant serves as a holding company.

                  ANTP Finance Company - Incorporated in Delaware
                  103 Foulk Road, Suite 243, Wilmington, DE
                  This wholly owned subsidiary of PECO Wireless, LLC was established as an investment holding company.

                  AT&T Wireless PCS of Philadelphia, LLC. - Incorporated in Delaware Corporation Trust Center, 1209 Orange Street, Wilmington, DE A limited liability company in which PECO Wireless, LLC holds a 49% LLC membership interest in a joint venture with AT&T Wireless Services formed to offer personal communications services in the Philadelphia Major Trading Area.

                  PEC Financial Services, LLC - Incorporated in Pennsylvania 1050 W. Swedesford Road, Berwyn, Pennsylvania
                  This wholly owned LLC of PECO Wireless, LLC provides financial services, including investment management.

PECO Energy Capital Corp. (PECC) - Incorporated in Delaware
         1013 Centre Road, Wilmington, DE
         This wholly owned subsidiary of Claimant was formed as a financing vehicle for issuance of cumulative income preferred securities; it is the general partner in PECO Energy Capital, L.P.

                  PECO Energy Capital, L.P. - Incorporated in Delaware
                  1013 Centre Road, Wilmington, DE
                  A Delaware limited partnership whose general partner interest is held by PECC. Its sole purpose is to issue cumulative income preferred securities and lend the proceeds thereof to Claimant.

                       PECO Energy Capital Trust I - Incorporated in Delaware c/o PNC Bank, 222 Delaware Avenue, Wilmington, DE
                       This is a trust created for the issuance of a specific series of cumulative preferred securities. (inactive)

                       PECO Energy Capital Trust II- Incorporated in Delaware c/o First Union Trust Company, 920 King Street, Wilmington, DE
                       This is a trust created for the issuance of a specific series of cumulative preferred securities.

                       PECO Energy Capital Trust III - Incorporated in Delaware c/o First Union Trust Company, 920 King Street, Wilmington, DE
                       This is a trust created for the issuance of a specific series of cumulative preferred securities.

PECO Energy Transition Trust - Incorporated in Delaware
         c/o First Union Trust Company, 920 King Street, Wilmington, DE
         This wholly owned subsidiary of Claimant is a business trust that was used for the securitization of stranded costs.

PECO Hyperion Telecommunications - Incorporated in Pennsylvania
         2570 Boyce Plaza Road, Pittsburgh, PA
         Represents the Claimant's 50% interest in a general partnership that operates competitive local exchange carrier that provides services such as local dial tone, long distance, Internet service and point-to-point (voice and data) communications for businesses and institutions in eastern Pennsylvania.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND
DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

CLAIMANT TOGETHER WITH ITS PUBLIC UTILITY SUBSIDIARIES

The properties of Claimant and PECO Energy Power Company are located within Pennsylvania, except that the Claimant holds a 42.59 percent ownership interest in certain generating facilities located in Salem, NJ which presently consist of 942 megawatts of nuclear and 16 megawatts of gas turbine generation as of December 31, 1999. Claimant is also joint operator of a reservoir located near Phillipsburg, NJ. The properties of Claimant's other public utility subsidiaries are located wholly within Maryland. The location of the principal electric generating plants, electric and gas transmission and distribution facilities, including all transmission or pipelines which deliver or receive electric energy or gas at state borders, is in southeastern Pennsylvania, with the exception of the jointly owned Keystone and Conemaugh minemouth electric generating stations located near Johnstown, PA, and the Salem plant.

The following information, unless otherwise indicated, is as of December 31, 1999:

The electric facilities of Claimant and its subsidiaries with a total net summer capacity of 9,297 net megawatts, include twenty-one generating stations of which 2,871 megawatts are fossil-fired steam; 849 megawatts are internal combustion; 1,422 megawatts are hydro; and 4,155 megawatts are nuclear. The nineteen generating stations are interconnected through transmission lines, substations and related facilities.

The electric facilities of Claimant also include 88,639 conductor miles of transmission, distribution and street lighting lines serving 1,603,180 electric meters installed on customers' premises. Additional bulk power capacity is available to Claimant through the PJM Interconnection, L.L.C. among the properties of Claimant, Pennsylvania Power & Light Company, Public Service Electric and Gas Company, Baltimore Gas and Electric Company, Pennsylvania Electric Company, Metropolitan Edison Company, Jersey Central Power & Light Company, Potomac Electric Power Company, and Conectiv. The maximum peak load (hourly demand) for the calendar year 1999, on the facilities of Claimant and subsidiaries was 7,850 megawatts which occurred on July 6, 1999.

The electricity generating plants of Claimant and subsidiary companies at December 31, 1999 are as follows:

                                                                                               NET SUMMER
NAME OF PLANT                   LOCATION                                  TYPE (A)             CAPACITY -
 CLAIMANT                                                                                      MEGAWATTS
Chester                         Chester, PA on
                                 Delaware River                           G                         39.0
Cromby                          Phoenixville on
                                 Schuylkill River                         S, G, I                  347.7
Delaware                        Central Philadelphia
                                 on Delaware River                        S, G, I                  308.7
Richmond                        Northeast Philadelphia
                                 on Delaware River                        G                         96.0
Schuylkill                      Central Philadelphia
                                 on Schuylkill River                      S, G, I                  198.8
Southwark                       Southeast Philadelphia
                                 on Delaware River                        G                         52.0
Eddystone                       Eddystone, PA on
                                 Delaware River                           S, G                   1,401.0
Peach Bottom Atomic             Near Delta, PA on
 Power Station                  Susquehanna River                         N                        928.0
Keystone                        Near Johnstown, PA                        M, I                     359.3
Muddy Run                       13 miles up-stream
                                 from Conowingo Dam on
                                 the Susquehanna River                    HP                       910.0
Conemaugh                       Near Johnstown, PA                        M, I                     354.3
Moser                           Moser Rd., Pottstown, PA                  G                         51.0
Falls                           Falls Twp., Bucks Co., PA                 G                         51.0
Salem Generating
 Station                        Salem Co., New Jersey                     N, G                     958.0
Croydon                         Bristol Twp., PA                          G                        380.0
Limerick                        Limerick Twp.,
                                 Montgomery Co., PA                       N                      2,284.0
Fairless Hills                  Falls Twp., Bucks Co., PA                 S                         60.0
Pennsbury                       Falls Twp., Bucks Co., PA                 G                          5.7
                                                                                                 -------
     Total for Claimant's Stations                                                               8,784.5
PECO ENERGY POWER COMPANY
SUSQUEHANNA POWER COMPANY
Conowingo                       Near Conowingo, MD,
                                 on Susquehanna River                     H                        512.0
                                                                                                 -------
     Total for Claimant and Subsidiaries                                                         9,296.5
                                                                                                 =======

(A)      G = Gas Turbine
         S = Steam Turbine
         I = Internal Combustion
         N = Nuclear
         M = Mine-mouth, steam turbine
         HP= Hydro-Pumped Storage
         H = Hydro

         The  following   summary  shows  the   relationship  of  the  principal
         properties by Claimant to those owned by subsidiaries,

                                              OWNED BY           OWNED BY
ELECTRIC PROPERTIES                           CLAIMANT           SUBSIDIARIES                TOTAL

 Generating Capacity (MW)                          8,785             512                       9,297
 Substation Transformer
  Capacity (KVA)                              34,877,382             -0-                  34,877,382

 Transmission and
  Distribution Lines -
  Conductor Miles                                 88,545              94                      88,639

GAS PROPERTIES

 Liquefied Natural Gas
  Storage Capacity (MCF)                       1,200,000             -0-                   1,200,000
  Max. Daily Sendout
   (MCF/Day)                                     157,000             -0-                     157,000

 Propane-Air
  Storage Capacity (Water)
   (Gallons)                                   1,980,000             -0-                   1,980,000
  Max. Daily Sendout
   (MCF/Day)                                      28,800             -0-                      28,800
  Distribution Main
   (Miles)                                         5,884             -0-                       5,884

The Claimant owns 88,639 conductor miles of transmission and distribution lines including 891 conductor miles of 500,000 volts, 1,634 conductor miles of 220,000 volts, 15 conductor miles of 132,000 volts, 570 conductor miles of 66,000 volts, 48,251 conductor miles of 33,000, 13,000 and 4,000 volts, and 37,278 conductor miles of 220-110 volts.

Claimant owns and operates 431 substations with a total installed capacity of 34,877,382 KVA in transformer equipment and 123,000 KW in 25 cycle frequency converter equipment.

The capacities used in this statement are nameplate ratings, except where limited by associated equipment or operating conditions, in which case the limited capacity is used.

Claimant's transmission lines make five connections with Public Service Electric and Gas Company (New Jersey) at the Pennsylvania-New Jersey line: two near New Hope, Pennsylvania, one at Biles Island on the Delaware River near Morrisville, Pennsylvania, one near Bristol, Pennsylvania and one on the Pennsylvania Railroad Company bridge extending between Philadelphia, Pennsylvania and Camden, New Jersey. Claimant's lines also connect with those of Delmarva Power and Light Company at the Pennsylvania-Delaware line near Marcus Hook, Pennsylvania and the Pennsylvania-Maryland state line near Pleasant Grove, Pennsylvania. Connection is also made with the Atlantic City Electric Company at the Pennsylvania-New Jersey state line in Chester, Pennsylvania. Two connections are made with the Baltimore Gas and Electric Company transmission line at the Pennsylvania-Maryland state line near Delta, Pennsylvania. Connection also is made with Susquehanna Power Company, a subsidiary of the Claimant, at the Pennsylvania-Maryland state line near Goat Hill, Pennsylvania by the transmission lines which the Claimant leases from its subsidiary, PECO Energy Power Company. A line of PECO Energy Company connects with a line of Susquehanna Power Company at the Pennsylvania-Maryland state line near Slate Hill, Pennsylvania. Connection is also made with Metropolitan Edison Company near York

Furnace, Pennsylvania. Finally, Claimant is interconnected with PP&L, Inc. near Towamencin and Elroy, Pennsylvania. Provision of open access transmission service over these lines and all the transmission lines of the Claimant has been delegated to an independent system operator.

GAS PLANTS

Claimant owns and operates the following gate stations where natural gas is received from suppliers:

                                                          TRANS-
                                TEXAS EASTERN             CONTINENTAL     LNG           PROPANE/AIR
STATION                         METER STATIONS            METER STATION   FACILITIES    FACILITIES


Buckingham                                  *
Tilghman St., Chester                       *                   *                            *
West Conshohocken                           *                   *              *
Ivyland                                                         *
Oreland                                                         *
Pottstown                                                       *
East Greenville                             *
Kennett Square                                                  *
Coatesville                                                     *
Parkesburg                                                      *
USX Dolington/Tyburn Rd.                                        *
Morrisville                                                     *
Cromby-Phoenixville                         *
Lukens-Conshohocken                         *
Planebrook                                  *
Hatfield                                    *
Merck-Worcester                             *
Upper Providence                            *
Eddystone                                   *
Centerpoint                                 *
Hershey Mill                                *
Brookhaven                                  *
Eagle                                       *


Claimant owns and operates a natural gas liquefaction and storage plant at West Conshohocken, Pennsylvania, having the following characteristics:

Gross Liquefaction Capacity:  6,600 MCF/Day (Net 6,000 MCF/Day after boiloff)
Design Sendout Capacity:      157,000 MCF/Day
LNG Tank Capacity:            1,200,000 MCF of Natural Gas




Claimant also owns and operates a propane air peak shaving facility at Chester, Pennsylvania, having the following characteristics:

Design Capacity:              28,800 MCF/Day Propane - Air
On Site LPG Capacity:         Twenty-two 90,000 gallon tanks

Claimant has contracts with Texas Eastern Transmission Corporation (TETCO), Transcontinental Gas Pipe Line Corporation (Transco), and storage services under Service Agreements and Tariffs on file with the FERC. Aggregate annual entitlements are approximately 87 million dekatherms for supply and 21.5 million dekatherms for storage.

                                                                 MAXIMUM                    MAXIMUM
SUPPLY                                      EXPIRATION           DAILY                      ANNUAL
                                            ----------           -----                      ------
Direct Produce                              3/01                 159,554dth(w)              46,951,406dth
                                                                 112,563dth(s)

                                                                 MAXIMUM
STORAGE                                     EXPIRATION           DAILY                      CAPACITY
                                            ----------           -----                      --------

CNG GSS Storage Service                     3/31/06               34,020 dth                 3,326,029 dth
Equitrans SS-3 Storage                      4/01/02               12,495                     1,306,250
Texas Eastern SS-1A                         4/30/04               66,401                     4,809,437
Transco GSS Storage                         6/30/13               54,508                     2,667,189
Transco WSS Storage                         3/31/02               43,382                     3,687,492
Transco S-2 Storage                         4/16/01               31,142                     2,799,327
Panhandle Eastern                           3/31/15               29,162                     2,745,990
  FS Storage
Transco ESS Eminence Storage                10/31/13              43,315                       264,320

                                                                 MAXIMUM
TRANSPORTATION                              EXPIRATION           DAILY                      USE
                                            ----------           -----                      ---

Equitrans STS                               3/31/02               12,495                    to SS-3
Storage
Texas Eastern FT-1                          11/01/02              35,000                    Firm
Transport
Texas Eastern CDS                           11/01/02              49,286                    Firm
Transport
Texas Eastern FTS-2                         3/31/02               13,486                    From SS-3
                                                                                               Storage
Texas Eastern FTS-7                         4/30/15               24,170                    From CNG GSS
                                                                                               Storage
Texas Eastern FTS-8                         4/30/15                9,850                    From CNG GSS
                                                                                               Storage
Transco FT                                  4/31/06              154,278 (Nov-Mar)          Firm
Transport                                                        158,832 (Dec-Feb)

Panhandle Eastern                           3/31/15               29,973 11/1-3/31          From FS
  EFT                                                             14,043 5/1-10/31          Storage

Texas Eastern                               10/31/15              29,210                    From FS
  FT1                                                                                       Storage

Panhandle Eastern                           10/31/15              29,913 (Dec-Mar)          From FS
  LLFT                                                            14,165 (Apr-Nov)          Storage

In addition to the pipeline services rendered under the above contracts, Claimant also purchases short-term spot supplies on a best efforts basis from various gas producers and gas marketing companies. During 1999, total natural gas throughput from all sources, including transportation of customer-owned gas delivered in the Commonwealth of Pennsylvania, was approximately 85.8 billion cubic feet.

The maximum one day sendout of Claimant for calendar year 1999 occurred on February 22 and amounted to 570.8 million cubic feet of gas.

PECO ENERGY POWER COMPANY AND SUSQUEHANNA POWER COMPANY

PECO Energy Power Company and its subsidiary, Susquehanna Power Company, own the Conowingo Hydroelectric Project, which they constructed under a federal license dated February 20, 1926, issued by the Federal Power Commission under the Federal Water Power Act of 1920. The original license expired in 1976 after its 50-year term was completed. A new license was issued August 14, 1980 and will expire September 1, 2014. This expiration date is concurrent with the license for the Claimant's Muddy Run Pumped Storage Project. The common expiration date was based on FERC's desire to provide for concurrent future relicensing of both projects since they are contiguous and are coordinated in operation.

Susquehanna Power Company owns the dam, power plant and substations which are located at Conowingo, Maryland, on the Susquehanna River about four miles above tidewater, and also owns the portion of the pool and transmission lines in Maryland. PECO Energy Power Company owns the portion of the pool and transmission lines in Pennsylvania. These properties are operated under lease by the affiliated company as described under Item 1.

The dam is of solid concrete masonry construction and is approximately 4,650 feet in length, including the powerhouse, headworks, regulating gates, gate-controlled spillway and abutments. The power station has a total rated installed generating capacity of 512,000 kilowatts consisting of seven original hydro-electric generating units each rated at 36,000 kilowatts capacity, and four additional units installed in 1964 each rated at 65,000 kilowatts capacity. The total station capacity has been reduced to 410 MW in the summer season due to the water releases required by FERC. The reservoir extends upstream about 15 miles over land on which licensee subsidiaries of the Claimant have flowage rights.

There are two transmission substations having a total rated capacity of 610,000 KVA. One, located on the roof of Conowingo Station, has a rated capacity of 560,000 KVA and steps up the energy generated at Conowingo Station from 13,200 volts to 230,000 volts for transmission to the electric lines of the Claimant. The other is a 13,200-33,000 volt substation with a rated capacity of 50,000 KVA, from which energy is supplied to Conowingo Power Company, an affiliate of Conectiv, and to the Claimant for distribution.

There are 63 circuit miles of 220,000 volt transmission lines and 29 circuit miles of 33,000 volt transmission lines. The 220,000 volt transmission lines consist of two single circuit lines supported on steel towers, of which 42 circuit miles, from the Conowingo plant to the Maryland-Pennsylvania state line, near Goat Hill, Pennsylvania, are owned by Susquehanna Power Company, and the balance of 21 circuit miles from the Maryland-Pennsylvania state line to a point at the boundary between West Nottingham and East Nottingham Townships in
Pennsylvania are owned by PECO Energy Power Company. The 33,000 volt transmission lines are owned by Susquehanna Power Company.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(A) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                   KWH SOLD (AT RETAIL OR WHOLESALE)
ELECTRIC SALES BY              INTERCOMPANY                   OTHER                           TOTAL

PECO Energy Co.                      -                   74,655,000,000(a)                74,655,000,000
PECO Energy
  Power Co.                          -                           -                               -


                                                                              12

Susquehanna
   Power Co.                         -                           -                               -
Susquehanna
   Electric Co.               1,397,000,000                      -                        1,397,000,000

Note: (a) - Reflects gross deliveries including 6,584,000,000 kilowatthours accounted for under the purchased and interchange power account.

GAS SALES BY                       MCF OF GAS DISTRIBUTED AT RETAIL

PECO Energy Co.               52,529,695

(B) - NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                      None

(C) - NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                   KWH SOLD (AT WHOLESALE)
ELECTRIC SALES BY               INTERCOMPANY                 OTHER                           TOTAL

PECO Energy Co.                      -                    42,741,000,000(a)               42,741,000,000
PECO Energy
  Power Co.                          -                           -                               -
Susquehanna
   Power Co.                         -                           -                               -
Susquehanna
   Electric Co.               1,397,000,000                      -                         1,397,000,000

Note: (a) - PECO Energy Company also had a delivery of 6,584,000,000 kilowatthours of energy to the Pennsylvania-New Jersey-Maryland Interconnection, some portion of which was sold at state lines, but the amount so sold cannot be determined. This energy is accounted for using the purchased and interchange power account.

GAS SALES BY               MCF OF GAS DISTRIBUTED AT WHOLESALE

PECO Energy Co.                  None


(D) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                   KWH PURCHASED AT STATE LINE
ELECTRIC
PURCHASES BY                  INTERCOMPANY                    OTHER                           TOTAL

PECO Energy Co.               1,397,000,000               3,182,000,000(a)*                4,579,000,000
PECO Energy
  Power Co.                          -                           -                               -
Susquehanna
   Power Co.                         -                           -                               -
Susquehanna
   Electric Co.                      -                           -                               -

* Estimated
Note: (a) - PECO Energy Company also received 34,520,000,000 kilowatthours of energy from the Pennsylvania-New Jersey-Maryland Interconnection, a portion of which was purchased at state lines, but the amount purchased cannot be determined. This energy is accounted for using the purchased and interchange power account.

GAS PURCHASED BY           MMCF OF GAS PURCHASED AT STATE LINE

PECO Energy Co.                 52,529,695

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

                  (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

                                      None

                  (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

                                      None

                  (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

                                      None

                  (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

                                      None

                  (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

                                      None

                                    EXHIBITS

Exhibit A -    Consolidating  statement  of  income  and  retained  earnings  of
               Claimant and its subsidiary companies for the calendar year 1999, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

Exhibit B -    Financial Data Schedule.

Exhibit C -    Not Applicable.

        *****************************************************************

                                    EXHIBITS


The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March 2000.



                                             PECO Energy Company
                                             2301 Market Street
                                             Philadelphia, PA  19103


                                             /s/ Jean H. Gibson
                                             -------------------------------
                                             Vice President & Controller




CORPORATE SEAL


Attest:


     /s/ T. D. Cutler
---------------------------------
 Assistant Corporate Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:




Jean H. Gibson                Vice President & Controller
------------------------------------------------------------------
      (Name)                         (Title)



                               PECO Energy Company
             2301 Market Street, PO Box 8699, Philadelphia, PA 19101
        ----------------------------------------------------------------
                                (Mailing Address)


                                         PECO Energy Company and Subsidiary Companies
                                               Consolidating Statement of Income
                                             Twelve Months Ended December 31, 1999
                                                    (Thousands of Dollars)

                                                                                                                    Exhibit A
                                                                                                                     1 of 16


                                                                                                                   PECO
                                                        Consolidated                           Combined           Energy
                                                           Totals          Eliminations         Totals            Company
 Operating Revenues
   Electric                                                $ 4,847,126        $ (902,635)      $ 5,749,761        $ 4,886,505
   Gas                                                         481,069                             481,069            449,791
   Infrastructure Services                                     108,558                             108,558
                                                      -----------------  ----------------  ----------------  -----------------
     Total Operating Revenues                                5,436,753          (902,635)        6,339,388          5,336,296
                                                      -----------------  ----------------  ----------------  -----------------

 Operating Expenses
   Fuel and Energy Interchange                               2,145,175          (868,268)        3,013,443          2,454,344
   Operating and Maintenance                                 1,383,885           (34,367)        1,418,252          1,236,615
   Depreciation                                                236,790                             236,790            135,871
   Taxes Other Than Income                                     261,732                             261,732            239,088
                                                      -----------------  ----------------  ----------------  -----------------
      Total Operating Expenses                               4,027,582          (902,635)        4,930,217          4,065,918
                                                      -----------------  ----------------  ----------------  -----------------
 Operating Income (Loss)                                     1,409,171                 -         1,409,171          1,270,378
                                                      -----------------  ----------------  ----------------  -----------------

 Other Income and Deductions
   Interest Charges                                           (395,670)          502,652          (898,322)          (204,521)
    Company Obligated Mandatorily Redeemable Preferred
       Securities of a Partnership, which holds Solely
       Subordinated Debentures of the Company                  (21,162)                            (21,162)           (21,162)
   Allowance for Funds Used During Construction                  3,891                               3,891              3,854
   Equity in Earnings of Telecommunications Investments        (37,857)          139,357          (177,214)          (144,191)
   Other, Net                                                   18,611          (502,618)          521,229             29,141
                                                      -----------------  ----------------  ----------------  -----------------
 Total Other Income and Deductions                            (432,187)          139,391          (571,578)          (336,879)
                                                      -----------------  ----------------  ----------------  -----------------
 Income (Loss) Before Income Taxes and
     Extraordinary Item                                        976,984           139,391           837,593            933,499
                                                      -----------------  ----------------  ----------------  -----------------

 Income Taxes                                                  357,998                             357,998            321,135
                                                      -----------------  ----------------  ----------------  -----------------
 Income (Loss) Before Extraordinary Item                       618,986           139,391           479,595            612,364
                                                      -----------------  ----------------  ----------------  -----------------
 Extraordinary Item                                            (36,572)                            (36,572)           (36,455)
                                                      -----------------  ----------------  ----------------  -----------------
 Net Income/(Loss)                                           $ 582,414         $ 139,391         $ 443,023          $ 575,909
                                                      -----------------  ----------------  ----------------  -----------------


                                         PECO Energy Company and Subsidiary Companies
                                               Consolidating Statement of Income
                                             Twelve Months Ended December 31, 1999
                                                    (Thousands of Dollars)

                                                                                                                    Exhibit A
                                                                                                                     2 of 16

                                                              PECO                                                    PECO
                                                             Energy          Susquehanna           PECO              Energy
                                                              Power            Electric           Energy            Capital
                                                             Company           Company         Wireless LLC       Corporation
 Operating Revenues
   Electric                                                     $ 20,269          $ 27,565                $ -               $ -
   Gas                                                                 -                                    -                 -
   Infrastructure Services                                             -                                    -                 -
                                                        -----------------  ----------------  -----------------  ----------------
     Total Operating Revenues                                     20,269            27,565                  -                 -
                                                        -----------------  ----------------  -----------------  ----------------

 Operating Expenses
   Fuel and Energy Interchange                                         -                 -                  -                 -
   Operating and Maintenance                                           1            27,006                 10               105
   Depreciation                                                    2,079                 -                  -                 -
   Taxes Other Than Income                                         1,853               491                  -                 -
                                                        -----------------  ----------------  -----------------  ----------------
      Total Operating Expenses                                     3,933            27,497                 10               105
                                                        -----------------  ----------------  -----------------  ----------------
 Operating Income (Loss)                                          16,336                68                (10)             (105)
                                                        -----------------  ----------------  -----------------  ----------------

 Other Income and Deductions
   Interest Charges                                                    9                (4)          (475,428)          (21,915)
    Company Obligated Mandatorily Redeemable Preferred                 -                                    -                 -
       Securities of a Partnership, which holds Solely                 -                                    -                 -
       Subordinated Debentures of the Company                          -                 -                  -                 -
   Allowance for Funds Used During Construction                       37                 -                  -                 -
   Equity in Earnings of Telecommunications Investments                -                 -            (34,777)                -
   Other, Net                                                         18               108            481,695            23,872
                                                        -----------------  ----------------  -----------------  ----------------
 Total Other Income and Deductions                                    64               104            (28,510)            1,957
                                                        -----------------  ----------------  -----------------  ----------------
 Income (Loss) Before Income Taxes and
      Extraordinary Item                                          16,400               172            (28,520)            1,852
                                                        -----------------  ----------------  -----------------  ----------------

 Income Taxes                                                      6,524               115             82,330               642
                                                        -----------------  ----------------  -----------------  ----------------
 Income (Loss) Before Extraordinary Item                           9,876                57           (110,850)            1,210
                                                        -----------------  ----------------  -----------------  ----------------
 Extraordinary Item                                                    -                                    -              (117)
                                                        -----------------  ----------------  -----------------  ----------------
 Net Income/(Loss)                                               $ 9,876              $ 57         $ (110,850)          $ 1,093
                                                        -----------------  ----------------  -----------------  ----------------


                                         PECO Energy Company and Subsidiary Companies
                                               Consolidating Statement of Income
                                             Twelve Months Ended December 31, 1999
                                                    (Thousands of Dollars)

                                                                                                                    Exhibit A
                                                                                                                     3 of 16

                                                             Eastern
                                                          Pennsylvania          Adwin              Horizon
                                                           Development        Equipment            Energy              Exelon
                                                             Company           Company             Company          Corporation
 Operating Revenues
   Electric                                                         $ 60                             $ 463,424                $ -
   Gas                                                                 -                                31,278                  -
   Infrastructure Services                                             -                                                        -
                                                        -----------------  ----------------   -----------------   ----------------
     Total Operating Revenues                                         60                 -             494,702                  -
                                                        -----------------  ----------------   -----------------   ----------------

 Operating Expenses
   Fuel and Energy Interchange                                         -                               559,099                  -
   Operating and Maintenance                                         181                                51,956                  6
   Depreciation                                                        -                                     -                  -
   Taxes Other Than Income                                             -                 8              20,292                  -
                                                        -----------------  ----------------   -----------------   ----------------
      Total Operating Expenses                                       181                 8             631,347                  6
                                                        -----------------  ----------------   -----------------   ----------------
 Operating Income (Loss)                                            (121)               (8)           (136,645)                (6)
                                                        -----------------  ----------------   -----------------   ----------------

 Other Income and Deductions
   Interest Charges                                                    -                                (3,341)                 -
    Company Obligated Mandatorily Redeemable Preferred                 -                                                        -
       Securities of a Partnership, which holds Solely                 -                                                        -
       Subordinated Debentures of the Company                          -                                                        -
   Allowance for Funds Used During Construction                        -                                                        -
   Equity in Earnings of Telecommunications Investments            1,798              (142)                 98                  -
   Other, Net                                                       (952)          (17,419)               (407)               (93)
                                                        -----------------  ----------------   -----------------   ----------------
 Total Other Income and Deductions                                   846           (17,561)             (3,650)               (93)
                                                        -----------------  ----------------   -----------------   ----------------
 Income (Loss) Before Income Taxes and
     Extraordinary Item                                              725           (17,569)           (140,295)               (99)
                                                        -----------------  ----------------   -----------------   ----------------

 Income Taxes                                                       (114)           (6,100)            (49,261)              (389)
                                                        -----------------  ----------------   -----------------   ----------------
 Income (Loss) Before Extraordinary Item                             839           (11,469)            (91,034)               290
                                                        -----------------  ----------------   -----------------   ----------------
 Extraordinary Item
                                                        -----------------  ----------------   -----------------   ----------------
 Net Income/(Loss)                                                 $ 839         $ (11,469)          $ (91,034)             $ 290
                                                        -----------------  ----------------   -----------------   ----------------



                                         PECO Energy Company and Subsidiary Companies
                                               Consolidating Statement of Income
                                             Twelve Months Ended December 31, 1999
                                                    (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     4 of 16

                                                              Energy            Peco Energy           Exelon
                                                              Trading           Transition        Infrastructure
                                                              Company              Trust           Services, Inc       NewHoldCo
 Operating Revenues
   Electric                                                           $ -           $ 351,938                 $ -             $ -
   Gas                                                                  -                   -                   -               -
   Infrastructure Services                                              -                   -             108,558               -
                                                         -----------------   -----------------   -----------------  --------------
     Total Operating Revenues                                           -             351,938             108,558               -
                                                         -----------------   -----------------   -----------------  --------------

 Operating Expenses                                                     -                   -                   -
   Fuel and Energy Interchange                                          -                   -                   -
   Operating and Maintenance                                            -               9,858              92,514               -
   Depreciation                                                         -              95,250               3,590               -
   Taxes Other Than Income                                              -                   -                   -               -
                                                         -----------------   -----------------   -----------------  --------------
      Total Operating Expenses                                          -             105,108              96,104               -
                                                         -----------------   -----------------   -----------------  --------------
 Operating Income (Loss)                                                -             246,830              12,454               -
                                                         -----------------   -----------------   -----------------  --------------

 Other Income and Deductions
   Interest Charges                                                     -            (192,604)               (518)              -
    Company Obligated Mandatorily Redeemable Preferred
       Securities of a Partnership, which holds Solely
       Subordinated Debentures of the Company
   Allowance for Funds Used During Construction
   Equity in Earnings of Telecommunications Investments                 -                   -                   -               -
   Other, Net                                                       2,092               2,568                 606               -
                                                         -----------------   -----------------   -----------------  --------------
 Total Other Income and Deductions                                  2,092            (190,036)                 88               -
                                                         -----------------   -----------------   -----------------  --------------
 Income (Loss) Before Income Taxes and
      Extraordinary Item                                            2,092              56,794              12,542               -
                                                         -----------------   -----------------   -----------------  --------------

 Income Taxes                                                         732                   -               2,384               -
                                                         -----------------   -----------------   -----------------  --------------
 Income (Loss) Before Extraordinary Item                            1,360              56,794              10,158               -
                                                         -----------------   -----------------   -----------------  --------------
 Extraordinary Item
                                                         -----------------   -----------------   -----------------  --------------
 Net Income/(Loss)                                                $ 1,360            $ 56,794            $ 10,158             $ -
                                                         -----------------   -----------------   -----------------  --------------

                                         PECO Energy Company and Subsidiary Companies
                                  Consolidating Statement of Unappropriated Retained Earnings
                                             Twelve Months Ended December 31, 1999
                                                    (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     5 of 16

                                                                                                                 PECO
                                            Consolidated                                  Combined              Energy
                                               Totals             Eliminations             Totals               Company

 Balance at January 1, 1999                     $ (532,925)                                 $ (532,925)          $ (391,264)

 Additions:
    Net Income for twelve months ended
       December 31, 1998 (excluding
       Equity in Earnings of Subsidiary
       Companies)                                  582,414                     -               582,414              715,300

    Dividends Received from
       Subsidiary Companies                              -               (28,047)               28,047               28,047
                                         ------------------    ------------------    ------------------    -----------------
          Total Additions                          582,414               (28,047)              610,461              743,347
                                         ------------------    ------------------    ------------------    -----------------

 Deductions:

    Cash Dividend Declared
       Preferred Stock                              12,176                                      12,176               12,176
       Common Stock                                195,883               (28,047)              223,930              195,883

   Divestment/Other                                      -                                           -

   Stock Repurchase Forward Contract               (23,832)                                    (23,832)             (23,832)

    Issuance of Stock
       Long-Term Incentive Plan                     10,340                                      10,340               10,340
                                         ------------------    ------------------    ------------------    -----------------
          Total Deductions                         194,567               (28,047)              222,614              194,567
                                         ------------------    ------------------    ------------------    -----------------
 Balance at December 31, 1999                   $ (145,078)                  $ -            $ (145,078)           $ 157,516
                                         ==================    ==================    ==================    =================

                                         PECO Energy Company and Subsidiary Companies
                                  Consolidating Statement of Unappropriated Retained Earnings
                                             Twelve Months Ended December 31, 1999
                                                    (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     6 of 16


                                                    PECO                                                             PECO
                                                   Energy             Susquehanna              PECO                 Energy
                                                    Power               Electric              Energy               Capital
                                                   Company              Company              Wireless            Corporation

 Balance at January 1, 1999                            $ 4,931                $ (396)           $ (54,547)            $ (18,012)

 Additions:
    Net Income for twelve months ended
       December 31, 1998 (excluding
       Equity in Earnings of Subsidiary
       Companies)                                        9,876                    57             (110,850)                1,093

    Dividends Received from
       Subsidiary Companies                                  -                     -                    -                     -
                                              -----------------    ------------------   ------------------    ------------------
          Total Additions                                9,876                    57             (110,850)                1,093
                                              -----------------    ------------------   ------------------    ------------------

 Deductions:

    Cash Dividend Declared
       Preferred Stock                                       -                     -                    -                     -
       Common Stock                                     14,293                     -                9,581                 1,093

   Divestment/Other

   Stock Repurchase Forward Contract                         -

    Issuance of Stock
       Long-Term Incentive Plan                              -                     -                    -                     -
                                              -----------------    ------------------   ------------------    ------------------
          Total Deductions                              14,293                     -                9,581                 1,093
                                              -----------------    ------------------   ------------------    ------------------
 Balance at December 31, 1999                            $ 514                $ (339)          $ (174,978)            $ (18,012)
                                              =================    ==================   ==================    ==================


                                         PECO Energy Company and Subsidiary Companies
                                  Consolidating Statement of Unappropriated Retained Earnings
                                             Twelve Months Ended December 31, 1999
                                                    (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     7 of 16

                                                   Eastern
                                                Pennsylvania             Adwin                 Horizon
                                                 Development           Equipment               Energy               Exelon
                                                   Company              Company                Company            Corporation

 Balance at January 1, 1999                          $ (35,719)               $ (710)            $ (26,761)            $ (9,897)

 Additions:
    Net Income for twelve months ended
       December 31, 1998 (excluding
       Equity in Earnings of Subsidiary
       Companies)                                          839               (11,469)              (91,034)                 290

    Dividends Received from
       Subsidiary Companies                                  -                     -                     -                    -
                                              -----------------    ------------------    ------------------   ------------------
          Total Additions                                  839               (11,469)              (91,034)                 290
                                              -----------------    ------------------    ------------------   ------------------

 Deductions:

    Cash Dividend Declared
       Preferred Stock                                       -                     -                     -                    -
       Common Stock                                          -                     -                                      2,750

   Divestment/Other                                          -                                                                -

   Stock Repurchase Forward Contract

    Issuance of Stock
       Long-Term Incentive Plan                              -                     -                     -                    -
                                              -----------------    ------------------    ------------------   ------------------
          Total Deductions                                   -                     -                     -                2,750
                                              -----------------    ------------------    ------------------   ------------------
 Balance at December 31, 1999                        $ (34,880)            $ (12,179)           $ (117,795)           $ (12,357)
                                              =================    ==================    ==================   ==================

                                         PECO Energy Company and Subsidiary Companies
                                  Consolidating Statement of Unappropriated Retained Earnings
                                             Twelve Months Ended December 31, 1999
                                                    (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     8 of 16

                                                   Energy             Peco Energy            Exelon
                                                   Trading            Transition         Infrastructure
                                                   Company              Trust             Services, Inc          NewHoldCo

 Balance at January 1, 1999                             $ (550)                 $ -                  $ -                 $ -

 Additions:
    Net Income for twelve months ended
       December 31, 1998 (excluding
       Equity in Earnings of Subsidiary
       Companies)                                        1,360               56,794               10,158                   -

    Dividends Received from
       Subsidiary Companies                                  -
                                              -----------------   ------------------   ------------------    ----------------
          Total Additions                                1,360               56,794               10,158                   -
                                              -----------------   ------------------   ------------------    ----------------

 Deductions:

    Cash Dividend Declared
       Preferred Stock                                       -                    -                    -                   -
       Common Stock                                        330                    -                    -                   -

   Divestment/Other                                          -                    -                    -                   -

   Stock Repurchase Forward Contract

    Issuance of Stock
       Long-Term Incentive Plan                              -                    -                    -                   -
                                              -----------------   ------------------   ------------------    ----------------
          Total Deductions                                 330                    -                    -                   -
                                              -----------------   ------------------   ------------------    ----------------
 Balance at December 31, 1999                            $ 480             $ 56,794             $ 10,158                 $ -
                                              =================   ==================   ==================    ================

                                         PECO Energy Company and Subsidiary Companies
                                                  Consolidating Balance Sheet
                                                       December 31, 1999
                                                    (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     9 of 16

                                                                                                                        PECO
                                                           Consolidated                            Combined            Energy
                                                              Totals           Eliminations         Totals             Company
 Assets

 Current Assets
    Cash and Cash Equivalents                                   $228,197           $       -          $228,197            $14,329
    Accounts Receivable, Net                                                                                 -
        Customers                                                246,025             700,367           946,392            746,803
        Other                                                    445,439              (9,283)          436,156                  3
    Inventories, at Average Cost
        Fossil Fuel                                               90,446                   -            90,446             90,446
        Materials and Supplies                                   115,370                   -           115,370            110,674
    Deferred Energy Costs - Gas                                    6,874                   -             6,874              6,874
    Other                                                         80,264                   -            80,264             24,503
                                                          ---------------     ---------------   ---------------    ---------------
          Total Current Assets                                 1,212,615             691,084         1,903,699            993,632
                                                          ---------------     ---------------   ---------------    ---------------

 Property, Plant & Equipment, net                              5,045,008                   5         5,045,013          4,830,306

 Deferred Debits and Other Assets
    Competitive Transition Charge                              5,274,624                   -         5,274,624          1,289,650
    Recoverable Deferred Income Taxes                            638,060                   -           638,060            638,060
    Deferred Non-pension Postretirement Benefit Costs             84,421                   -            84,421             84,421
    Investments                                                  538,231             479,958         1,018,189            983,220
    Loss on Reacquired Debt                                       70,711                   -            70,711             70,711
 Goodwill, net                                                   120,500                   -           120,500                  -
    Other                                                        135,339                   -           135,339            105,029
                                                          ---------------     ---------------   ---------------    ---------------
          Total Deferred Debits and Other Assets               6,861,886             479,958         7,341,844          3,171,091
                                                          ---------------     ---------------   ---------------    ---------------
 Total Assets                                                $13,119,509          $1,171,045       $14,290,554         $8,995,029
                                                          ===============     ===============   ===============    ===============

                                         PECO Energy Company and Subsidiary Companies
                                                  Consolidating Balance Sheet
                                                       December 31, 1999
                                                    (Thousands of Dollars)

                                                                                                                    Exhibit A
                                                                                                                     10 of 16

                                                                  PECO                                                     PECO
                                                                 Energy           Susquehanna           PECO              Energy
                                                                  Power            Electric            Energy             Capital
                                                                 Company            Company         Wireless, LLC       Corporation
 Assets

 Current Assets
    Cash and Cash Equivalents                                    $13,634              $(150)              $165               $114
    Accounts Receivable, Net
        Customers                                                      -                  -                  -                  -
        Other                                                      1,532              3,618            153,870            134,674
    Inventories, at Average Cost
        Fossil Fuel                                                    -                  -                  -                  -
        Materials and Supplies                                         -                179                  -                  -
    Deferred Energy Costs - Gas                                        -                  -                  -                  -
    Other                                                          1,234                 (9)                 -                  -
                                                          ---------------    ---------------    ---------------    ---------------
          Total Current Assets                                    16,400              3,638            154,035            134,788
                                                          ---------------    ---------------    ---------------    ---------------

 Property, Plant & Equipment, net                                125,126                  1                  4                  -

 Deferred Debits and Other Assets
    Competitive Transition Charge                                      -                  -                  -                  -
    Recoverable Deferred Income Taxes                                  -                  -                  -                  -
    Deferred Non-pension Postretirement Benefit Costs                  -                  -                  -                  -
    Investments                                                        1                  -            (11,371)            20,923
    Loss on Reacquired Debt                                            -                  -                  -                  -
 Goodwill, net                                                         -                  -                  -                  -
    Other                                                             87                 (3)                 -              2,489
                                                          ---------------    ---------------    ---------------    ---------------
          Total Deferred Debits and Other Assets                      88                 (3)           (11,371)            23,412
                                                          ---------------    ---------------    ---------------    ---------------
 Total Assets                                                   $141,614             $3,636           $142,668           $158,200
                                                          ===============    ===============    ===============    ===============

                                         PECO Energy Company and Subsidiary Companies
                                                  Consolidating Balance Sheet
                                                       December 31, 1999
                                                    (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     11 of 16

                                                              Eastern
                                                           Pennsylvania             Adwin               Horizon
                                                            Development           Equipment             Energy
                                                              Company              Company              Company   Exelon Corporation
 Assets

 Current Assets
    Cash and Cash Equivalents                                     $8,432              $134               $6,161            $3,541
    Accounts Receivable, Net
        Customers                                                      -               250              156,404                 -
        Other                                                      2,805                 -                    -               200
    Inventories, at Average Cost
        Fossil Fuel                                                    -                 -                    -                 -
        Materials and Supplies                                         -                 -                    -                 -
    Deferred Energy Costs - Gas                                        -                 -                    -                 -
    Other                                                              4                 -                                      -
                                                          ---------------      ------------      ---------------     -------------
          Total Current Assets                                    11,241               384              162,565             3,741
                                                          ---------------      ------------      ---------------     -------------

 Property, Plant & Equipment, net                                  9,909                 -                1,444                 -

 Deferred Debits and Other Assets
    Competitive Transition Charge                                      -                 -                    -                 -
    Recoverable Deferred Income Taxes                                  -                 -                    -                 -
    Deferred Non-pension Postretirement Benefit Costs                  -                 -                    -                 -
    Investments                                                    1,297               528                  181            13,915
    Loss on Reacquired Debt                                            -                 -                    -                 -
 Goodwill, net                                                         -                 -                    -                 -
    Other                                                              3               100                    4                 -
                                                          ---------------      ------------      ---------------     -------------
          Total Deferred Debits and Other Assets                   1,300               628                  185            13,915
                                                          ---------------      ------------      ---------------     -------------
 Total Assets                                                    $22,450            $1,012             $164,194           $17,656
                                                          ===============      ============      ===============     =============

                                         PECO Energy Company and Subsidiary Companies
                                                  Consolidating Balance Sheet
                                                       December 31, 1999
                                                    (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     12 of 16

                                                            Energy             Peco Energy         Exelon
                                                            Trading            Transition      Infrastructure
                                                            Company              Trust          Services, Inc       NewHoldCo
 Assets

 Current Assets
    Cash and Cash Equivalents                                      $   -          $173,142           $8,695             $   -
    Accounts Receivable, Net
        Customers                                                      -            42,935                -                 -
        Other                                                        151                 -          139,303                 -
    Inventories, at Average Cost                                       -                 -                -                 -
        Fossil Fuel                                                    -                 -                -                 -
        Materials and Supplies                                         -                 -            4,517                 -
    Deferred Energy Costs - Gas                                        -                 -                -                 -
    Other                                                              -                 -           54,532                 -
                                                          ---------------    --------------    -------------       -----------
          Total Current Assets                                       151           216,077          207,047                 -
                                                          ---------------    --------------    -------------       -----------

 Property, Plant & Equipment, net                                      -                 -           78,222                 -

 Deferred Debits and Other Assets
    Competitive Transition Charge                                      -         3,984,974                -                 -
    Recoverable Deferred Income Taxes                                  -                 -                -                 -
    Deferred Non-pension Postretirement Benefit Costs                  -                 -                -                 -
    Investments                                                    8,588                 -              907                 -
    Loss on Reacquired Debt                                            -                 -                -                 -
 Goodwill, net                                                         -                 -          120,500                 -
    Other                                                              -            22,673            4,957                 -
                                                          ---------------    --------------    -------------       -----------
          Total Deferred Debits and Other Assets                   8,588         4,007,647          126,364                 -
                                                          ---------------    --------------    -------------       -----------
 Total Assets                                                     $8,739        $4,223,724         $411,633              $  -
                                                          ===============    ==============    =============       ===========


                                           PECO Energy Company and Subsidiary Companies
                                                   Consolidating Balance Sheet
                                                        December 31, 1999
                                                      (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     13 of 16


                                                                                                                       PECO
                                                           Consolidated                           Combined            Energy
                                                              Totals          Eliminations         Totals             Company


 Liabilities and Shareholders' Equity

 Current Liabilities
    Notes Payable, Bank                                         $163,193           $      -          $163,193           $142,587
    Long-Term Debt Due Within One Year                           127,762                  -           127,762              7,762
    Capital Lease Obligations Due Within One Year                     13                  -                13                 13
    Accounts Payable                                             429,492            557,674           987,166            510,925
    Taxes Accrued                                                203,011                  -           203,011            151,217
    Deferred Income Taxes                                         14,584                  -            14,584             12,860
    Interest Accrued                                             119,200                  -           119,200             36,390
    Other                                                        246,816                  -           246,816            178,984
                                                         ----------------    ---------------   ---------------    ---------------
          Total Current Liabilities                            1,304,071            557,674         1,861,745          1,040,738
                                                         ----------------    ---------------   ---------------    ---------------

 Long-Term Debt                                                5,968,658            133,469         6,102,127          2,269,154

 Deferred Credits and Other Liabilities
    Capital Lease Obligations                                        455                  -               455                455
    Deferred Income Taxes                                      2,410,769                  -         2,410,769          2,387,685
    Unamortized Investment Tax Credits                           285,698                  -           285,698            284,813
    Pension Obligation                                           212,198                  -           212,198            211,261
    Non-Pension Postretirement Benefits Obligation               442,780                  -           442,780            441,388
    Other                                                        400,686                  -           400,686            389,544
                                                         ----------------    ---------------   ---------------    ---------------
          Total Deferred Credits and Other Liabilities         3,752,586                  -         3,752,586          3,715,146
                                                         ----------------    ---------------   ---------------    ---------------

 Company Obligated Mandatorily Redeemable Preferred
 Securities of a Partnership, which holds Solely
 Subordinated Debentures of the Company                          128,105                  -           128,105                  -

 Mandatorily Redeemable Preferred Stock                           55,609                  -            55,609             55,609

 Shareholders' Equity
    Common Stock                                               3,617,850            267,311         3,885,161          3,617,850
    Preferred Stock                                              137,472                  -           137,472            137,472
    Other Paid-In Capital                                          1,236            508,505           509,741              1,235
    Retained Earnings                                           (145,078)          (295,914)         (440,992)          (141,175)
 Treasury Stock, at cost                                      (1,705,015)                 -        (1,705,015)        (1,705,015)
 Accumulated Other Comprehensive Income                            4,015                  -             4,015              4,015
                                                         ----------------    ---------------   ---------------    ---------------
 Total Shareholders' Equity                                    1,910,480            479,902         2,390,382          1,914,382
                                                         ----------------    ---------------   ---------------    ---------------
          Total Liabilities and Shareholders' Equity         $13,119,509         $1,171,045       $14,290,554         $8,995,029
                                                         ================    ===============   ===============    ===============

                                           PECO Energy Company and Subsidiary Companies
                                                   Consolidating Balance Sheet
                                                        December 31, 1999
                                                      (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     14 of 16


                                                               PECO                                                    PECO
                                                              Energy          Susquehanna           PECO              Energy
                                                              Power            Electric            Energy             Capital
                                                             Company            Company           Wireless          Corporation


 Liabilities and Shareholders' Equity

 Current Liabilities
    Notes Payable, Bank                                          $     -            $    -            $     -              $   -
    Long-Term Debt Due Within One Year                                 -                 -                  -                  -
    Capital Lease Obligations Due Within One Year                      -                 -                  -                  -
    Accounts Payable                                              13,904             1,091                  -               (145)
    Taxes Accrued                                                  4,182              (211)            82,353               (227)
    Deferred Income Taxes                                              -               (22)                 -                  -
    Interest Accrued                                                   -                 -                  -                  -
    Other                                                              9               354                  -                  -
                                                         ----------------   ---------------    ---------------    ---------------
          Total Current Liabilities                               18,095             1,212             82,353               (372)
                                                         ----------------   ---------------    ---------------    ---------------

 Long-Term Debt                                                        -                60                  -                  -

 Deferred Credits and Other Liabilities
    Capital Lease Obligations                                          -                 -                  -                  -
    Deferred Income Taxes                                         16,608              (686)             3,697               (487)
    Unamortized Investment Tax Credits                               885                 -                  -                  -
    Pension Obligation                                                 -               937                  -                  -
    Non-Pension Postretirement Benefits Obligation                     -             1,392                  -                  -
    Other                                                             (1)                -                  -                  -
                                                         ----------------   ---------------    ---------------    ---------------
          Total Deferred Credits and Other Liabilities            17,492             1,643              3,697               (487)
                                                         ----------------   ---------------    ---------------    ---------------

 Company Obligated Mandatorily Redeemable Preferred
 Securities of a Partnership, which holds Solely
 Subordinated Debentures of the Company                                -                 -                  -            128,105

 Mandatorily Redeemable Preferred Stock                                -                 -                  -                  -

 Shareholders' Equity
    Common Stock                                                  24,600                10            221,850                  -
    Preferred Stock                                                    -                 -                  -                  -
    Other Paid-In Capital                                         74,740             1,050                  -             53,226
    Retained Earnings                                              6,687              (339)          (165,232)           (22,272)
 Treasury Stock, at cost                                               -                 -                  -                  -
 Accumulated Other Comprehensive Income                                -                 -                  -                  -
                                                         ----------------   ---------------    ---------------    ---------------
 Total Shareholders' Equity                                      106,027               721             56,618             30,954
                                                         ----------------   ---------------    ---------------    ---------------
          Total Liabilities and Shareholders' Equity            $141,614            $3,636           $142,668           $158,200
                                                         ================   ===============    ===============    ===============

                                           PECO Energy Company and Subsidiary Companies
                                                   Consolidating Balance Sheet
                                                        December 31, 1999
                                                      (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     15 of 16



                                                             Eastern
                                                           Pennsylvania            Adwin            Horizon
                                                           Development           Equipment          Energy
                                                             Company              Company           Company      Exelon Corporation


 Liabilities and Shareholders' Equity

 Current Liabilities
    Notes Payable, Bank                                           $    -             $     -         $      -           $     -
    Long-Term Debt Due Within One Year                                 -                   -                -                 -
    Capital Lease Obligations Due Within One Year                      -                   -                -                 -
    Accounts Payable                                                 258               2,479          301,011             2,999
    Taxes Accrued                                                     88              (6,079)         (31,055)              (77)
    Deferred Income Taxes                                           (247)                  -            1,993                 -
    Interest Accrued                                                   -                   -                -                 -
    Other                                                              -                   -                -               108
                                                         ----------------     ---------------     ------------     -------------
          Total Current Liabilities                                   99              (3,600)         271,949             3,030
                                                         ----------------     ---------------     ------------     -------------

 Long-Term Debt                                                        -                   -                -                 -

 Deferred Credits and Other Liabilities
    Capital Lease Obligations                                          -                   -                -                 -
    Deferred Income Taxes                                            739                  58              103                 -
    Unamortized Investment Tax Credits                                 -                   -                -                 -
    Pension Obligation                                                 -                   -                -                 -
    Non-Pension Postretirement Benefits Obligation                     -                   -                -                 -
    Other                                                            207                   -              (64)                -
                                                         ----------------     ---------------     ------------     -------------
          Total Deferred Credits and Other Liabilities               946                  58               39                 -
                                                         ----------------     ---------------     ------------     -------------

 Company Obligated Mandatorily Redeemable Preferred
 Securities of a Partnership, which holds Solely
 Subordinated Debentures of the Company                                -                   -                -                 -

 Mandatorily Redeemable Preferred Stock                                -                   -                -                 -

 Shareholders' Equity
    Common Stock                                                       1                   1              100                 -
    Preferred Stock                                                    -                   -                -                 -
    Other Paid-In Capital                                         62,689              16,731            9,900            26,984
    Retained Earnings                                            (41,285)            (12,178)        (117,794)          (12,358)
 Treasury Stock, at cost                                               -                   -                -                 -
 Accumulated Other Comprehensive Income                                -                   -                -                 -
                                                         ----------------     ---------------     ------------     -------------
 Total Shareholders' Equity                                       21,405               4,554         (107,794)           14,626
                                                         ----------------     ---------------     ------------     -------------
          Total Liabilities and Shareholders' Equity             $22,450              $1,012         $164,194           $17,656
                                                         ================     ===============     ============     =============

                                           PECO Energy Company and Subsidiary Companies
                                                   Consolidating Balance Sheet
                                                        December 31, 1999
                                                      (Thousands of Dollars)


                                                                                                                    Exhibit A
                                                                                                                     16 of 16


                                                                  Energy          Peco Energy          Exelon
                                                                  Trading         Transition       Infrastructure
                                                                  Company           Trust           Services, Inc        NewHoldCo


 Liabilities and Shareholders' Equity

 Current Liabilities
    Notes Payable, Bank                                           $    -          $       -            $ 20,606          $      -
    Long-Term Debt Due Within One Year                                 -            120,000                   -                 -
    Capital Lease Obligations Due Within One Year                      -                  -                   -                 -
    Accounts Payable                                                   -            111,502              43,142                 -
    Taxes Accrued                                                    732                  -               2,088                 -
    Deferred Income Taxes                                              -                  -                   -                 -
    Interest Accrued                                                   -             82,810                   -                 -
    Other                                                              -                  -              67,361                 -
                                                         ----------------    ---------------     ---------------      ------------
          Total Current Liabilities                                  732            314,312             133,197                 -
                                                         ----------------    ---------------     ---------------      ------------

 Long-Term Debt                                                        -          3,832,613                 300                 -

 Deferred Credits and Other Liabilities
    Capital Lease Obligations                                          -                  -                   -                 -
    Deferred Income Taxes                                          2,757                                    295                 -
    Unamortized Investment Tax Credits                                 -                  -                   -                 -
    Pension Obligation                                                 -                  -                   -                 -
    Non-Pension Postretirement Benefits Obligation                     -                  -                   -                 -
    Other                                                              -                  -              11,000                 -
                                                         ----------------    ---------------     ---------------      ------------
          Total Deferred Credits and Other Liabilities             2,757                  -              11,295                 -
                                                         ----------------    ---------------     ---------------      ------------

 Company Obligated Mandatorily Redeemable Preferred
 Securities of a Partnership, which holds Solely
 Subordinated Debentures of the Company                                -                  -                   -                 -

 Mandatorily Redeemable Preferred Stock                                -                  -                   -                 -

 Shareholders' Equity
    Common Stock                                                     744             20,005                   -                 -
    Preferred Stock                                                    -                  -                   -                 -
    Other Paid-In Capital                                              -                  -             263,186                 -
    Retained Earnings                                              4,506             56,794               3,654                 -
 Treasury Stock, at cost                                               -                  -                   -                 -
 Accumulated Other Comprehensive Income                                -                  -                   -                 -
                                                         ----------------    ---------------     ---------------      ------------
 Total Shareholders' Equity                                        5,250             76,799             266,840                 -
                                                         ----------------    ---------------     ---------------      ------------
          Total Liabilities and Shareholders' Equity              $8,739         $4,223,724            $411,633           $     -
                                                         ================    ===============     ===============      ============
